UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Workhorse Group Inc.

(Exact name of registrant as specified in its charter)

Nevada	26-1394771
(State or incorporation or organization)	(IRS Employer Identification No.)

Workhorse Group Inc. 100 Commerce Drive Loveland, Ohio	45140
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.001 per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:  Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.          Description of Registrant’s Securities to be Registered.

Workhorse Group Inc., a Nevada company (the “Company”) authorized capital stock consists of 50,000,000 shares of common stock, par value $0.001 per share and 75,000,000 shares of preferred stock, par value $0.001 per share. The following is a summary of the rights of the Company’s common and preferred stock and some of the provisions of its certificate of incorporation and bylaws. Because it is only a summary, it does not contain all the information that may be important to the reader. For a complete description you should refer to the Company’s certificate of incorporation and bylaws as well as the relevant provisions of Nevada General Corporation Law.

As of January 5, 2016, there are 18,204,923 shares of common stock issued and outstanding. The Company has 119 stockholders of record. As of January 5, 2016, there were outstanding options to purchase 2,197,184 shares of common stock and warrants to purchase 9,187,420 shares of common stock.

Voting Rights.   Holders of the Company’s common stock are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of the holders of common stock. The affirmative vote of holders of at least a majority of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of the Company’s certificate of incorporation, including provisions relating to removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive jurisdiction.

Dividends.   Subject to preferences applicable to preferred stock, if any, each share of common stock is entitled to receive dividends as may be declared by the Board of Directors from time to time out of funds legally available therefor.

Liquidation.   In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment in full of all of the Company’s creditors and payment of the liquidation preference of any outstanding preferred stock.

Rights and Preferences.   Holders of the Company’s common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of the common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that the Company may designate in the future.

We have authorized 75,000,000 shares of preferred stock with a par value of $.001 per share.  These shares may be issued in series with such rights and preferences as may be determined by the Board of Directors.  There are presently no outstanding shares of preferred stock outstanding.

Item 2.          Exhibits.

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on The NASDAQ Stock Market LLC, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

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SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

WORKHORSE GROUP INC.

By:	/s/ Stephen S. Burns
Stephen S. Burns
Chief Executive Officer

Date:   January 5, 2016

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